Exhibit 99.1

Qiao Xing Universal Telephone, Inc. to Supply Fixed Line Telephone Sets to Doro AB for
Sale on the European Market

     HUIZHOU, Guangdong, China, Sept. 22 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced that it has signed an agreement with Doro AB (“Doro”), a Swedish company, to supply high-end fixed line telephone sets for sale in European countries.

     Doro, whose shares are quoted on Stockholmsborsen’s O-list under Dora A ticker, is a leading company specializing in the design, development and sale of communications products via its seven subsidiaries in European countries and Australia. The French professional magazine, Journal de Telecom, has singled it out recently as the best supplier of fixed line telephone sets, ahead of Siemens, Alcatel and Sagem. In the UK, Doro has been nominated as best new supplier to Comet, one of the leading consumer electronic chains.

     Mr. Bergdahl, product and supply manager of Doro, said, “In Doro, we strive to satisfy consumer demand for new, exciting and reliable fixed line telephone sets. We use only a limited number of suppliers, most of which are in China. As a key element in our supply chain, we find XING a valuable partner with high standards of quality and strong product development capabilities, apt at meeting the stringent requirements imposed by our discerning customers.”

     Mr. Wu Rui Lin, Chairman of XING, commented, “Doro’s well-cultivated network of retailers in certain parts of Europe offers us measureless possibilities. When the success of our products with more final consumers is confirmed, the potential is there for the monthly shipment of our fixed line telephones to run to 100,000 units.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                09/20/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)